Exhibit 12.1

Symetra Financial Corporation
Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Pre-tax income from operations	299.9	274.1	270.1	273.2	278.3
Plus:
Fixed charges - excluding interest credited on deposit contracts	41.0	35.3	34.9	34.0	33.8
Earnings - excluding interest credited on deposit contracts	340.9	309.4	305.0	307.2	312.1
Plus:
Fixed charges - interest credited on deposit contracts	935.7	933.4	944.2	962.2	937.7
Amortization of capitalized interest (1)	49.5	48.1	38.3	32.1	21.4
Less:
Interest capitalized (1)	31.4	49.5	49.7	68.3	59.6
Earnings - including interest credited on deposit contracts	1,294.7	1,241.4	1,237.8	1,233.2	1,211.6
Fixed Charges:
Interest on notes payable (2)	35.9	31.5	31.5	31.1	31.0
Amortization related to notes payable (3)	1.8	1.5	1.3	1.0	0.9
Interest component of rental expense	3.3	2.3	2.1	1.9	1.9
Fixed charges - excluding interest credited on deposit contracts	41.0	35.3	34.9	34.0	33.8
Plus:
Interest credited on deposit contracts, net (4)	935.7	933.4	944.2	962.2	937.7
Fixed charges - including interest credited on deposit contracts	976.7	968.7	979.1	996.2	971.5

Ratio of earnings to fixed charges:
Excluding interest credited on deposit contracts	8.3	8.8	8.7	9.0	9.2
Including interest credited on deposit contracts	1.3	1.3	1.3	1.2	1.2

(1)	Relates to interest capitalized for deferred sales inducements on annuity contracts.

(2)	Represents interest expense on indebtedness.

(3)	Includes amortization of premiums, discounts, and capitalized expenses related to indebtedness, as well as amortization of a related terminated cash flow hedge.

(4)	Adjusted to include interest capitalized related to deferred sales inducements on annuity contracts, and exclude related amortization.